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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                        Enterprise Products Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Curtis R. Frasier
                                    President

                            Shell US Gas & Power LLC
                         1301 McKinney Street, Suite 700
                                Houston, TX 77010
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 2, 2001
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 2 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell US Gas & Power LLC(1)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          00(2)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(3)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(3)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(3)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(4)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      OO(5)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Effective March 1, 2001, Coral Energy, LLC changed its name to Shell US Gas & Power LLC.

(2) The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(3) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(4) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

(5) Delaware Limited Liability Company

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 3 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Oil Company
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(1)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(1)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(1)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO(2)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(2) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 4 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SWEPI LP
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(1)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(1)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(1)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(2) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 5 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(1)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(1)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(1)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(2) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 6 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(1)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(1)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(1)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(2) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

                                  SCHEDULE 13D
CUSIP NO.                                                     PAGE 7 OF 18 PAGES
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Seahorse Company
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   20,500,000(1)
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      20,500,000(1)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,500,000(1)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%(2)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Represents 6,000,000 Common Units and 14,500,000 Class A Special Units (the "Units"), which Units may convert into Common Units but of which 8,500,000 Units are not convertible prior to June 30, 2002 and the remainder of which are not convertible prior to June 30, 2003.

(2) Based on 46,524,515 issued and outstanding Common Units as of July 1, 2001. The calculation of the percentage does not include 21,409,870 issued and outstanding subordinated units that may convert to Common Units.

                                                             Page 8 of 18 pages



                         AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 on Schedule 13D/A ("Amendment No. 2") to the Statement on Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Shell US Gas & Power LLC, formerly Coral Energy, LLC ("Shell Gas & Power") as the direct beneficial owner of Common Units and Class A Special Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), Shell Gas Gathering Corp. #2 ("Shell Gathering") and Shell Seahorse Company ("Shell Seahorse") (collectively, the "Reporting Entities").

     This Amendment No. 2 is filed to reflect (i) the issuance on August 2, 2001 by Enterprise Products Partners L.P. of an additional 3,000,000 Class A Special Units pursuant to the Partnership Agreement and (ii) the conversion of 5,000,000 Class A Special Units into 5,000,000 Common Units effective as of August 2, 2001.

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.   Security and Issuer. No change to this Item.

Item 2. Identity and Background. Paragraph 2 in subsection (a) of this Item is deleted in its entirety and replaced with the following:

               Shell Gas & Power is the beneficial holder of approximately 31.1% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse are the holders of 100% of the common membership interests, and approximately 2.33%, 17.14%, 58.45%, 16.38% and 5.7%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse may be deemed to control Shell Gas & Power.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby supplemented with the following information:

               Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Enterprise Products Partners L.P. (the "Partnership Agreement"), on August 2, 2001 Shell Gas & Power obtained from the Issuer 3,000,000 Units.

Item 4.   Purpose of Transaction

          Item 4 is hereby deleted in its entirety and replaced with the following:

               The transactions described in Item 3 above occurred as a result of negotiations with the Issuer. The Units were acquired for investment purposes. Shell Gas & Power intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Units, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Shell Gas & Power, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

               Other than as described in Item 3 and Item 6 hereof, none of the Reporting Entities (nor, to their knowledge, any person listed on Appendix A hereto) has any plan or proposal that would result in any of the consequences listed in paragraph (a) - (j) of Item 4 of
          Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby deleted in its entirety and replaced with the following:

               (a) There were 46,524,515 Common Units and 21,409,870 subordinated units outstanding as of July 1, 2001. The Reporting Entities are deemed to be the beneficial owners of 6,000,000 Common Units and 14,500,000 Units, which are convertible into Common Units under the terms of the Partnership Agreement during the period between August 1, 2001 and August 1, 2003. The Units do not accrue distributions and are not entitled to cash distributions until their conversion into Common Units. The Common Units and the Units represent a 31.1% equity interest in the Issuer.

                                                             Page 9 of 18 pages

               (b) As described in Item 2(a), each of the Reporting Entities may be deemed to share voting power and investment power with respect to the Units.

               (c) Except for the issuance of the 3,000,000 Units and the conversion of 5,000,000 Units into Common Units, none of the Reporting Entities, nor, to the best of their knowledge, any person listed on Appendix A hereto, has effected any transactions in the Units during the past 60 days.

               (d) None of the Reporting Entities, nor, to the best of their knowledge, any person listed in Appendix A beneficially owns any Units of the Issuer except as set forth above. Except as disclosed above to the best of the knowledge of each Reporting Entity, no persons other than the Reporting Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Entities.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. No change to this Item.

Item 7.   Material to be filed as Exhibits.


             *Exhibit "A" - Agreement re Joint Filing of Schedule 13D *Exhibit "B" - Contribution Agreement
             *Exhibit "C" - Unitholder Rights Agreement
             *Exhibit "D" - Enterprise Partners Amended Partnership Agreement *Exhibit "E" - Registration Rights Agreement

---------
* previously filed

                                                             Page 10 of 18 pages
                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 2001

                                          SHELL US GAS & POWER LLC


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                 Title:  President

                                          SHELL OIL COMPANY


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                         By Power of Attorney

                                          SWEPI LP


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                         By Power of Attorney

                                          SHELL GAS PIPELINE CORP.#2


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                         By Power of Attorney

                                          SHELL GAS GATHERING CORP.#2


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                         By Power of Attorney

                                          SHELL SEAHORSE COMPANY


                                          By:        /s/ Curtis R. Frasier
                                                 -------------------------------
                                                 Name:   Curtis R. Frasier
                                                         By Power of Attorney

                                                             Page 11 of 18 pages

                                   APPENDIX A

          DIRECTORS AND EXECUTIVE OFFICERS OF SHELL US GAS & POWER LLC

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell US Gas & Power LLC. Unless otherwise indicated below, each such person is a citizen of the United States of America.


Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Curtis R. Frasier                          Director and President                          1301 McKinney, Suite 700
                                                                                           Houston, TX 77010

Lee B. D. Strebel                          Director, Chief Financial Officer, Vice         1301 McKinney, Suite 700
                                           President and Treasurer                         Houston, TX 77010

Colin P. Braithwaite       British         Director and Vice President-- Shareholder       1301 McKinney, Suite 700
                                           Relations                                       Houston, TX 77010

W. Terry Mooney                            Vice President-- Tax                            910 Louisiana
                                                                                           Houston, TX 77002
                                           Associate General Tax Counsel (Shell Oil
                                           Company)

                                                             Page 12 of 18 pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SHELL OIL COMPANY

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Oil Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                        Citizenship    Present Principal Occupation or Employment      Business Address
----                        -----------    ------------------------------------------      ----------------
S. L. Miller                               Director/Chairman, President and Chief          910 Louisiana
                                           Executive Officer                               One Shell Plaza
                                                                                           Houston, TX 77002

Joseph E. Antonini                         Director;                                       1800 W. Maple Road
                                                                                           Troy, MI 48084
                                           Retired Chairman, President and CEO -- Kmart
                                           Corporation

Rand V. Araskog                            Director;                                       275 Toney Penna Drive, Suite 7
                                                                                           Jupiter, FL 33458
                                           Retired Chairman and CEO -- ITT Corporation

Robert F. Daniell                          Director;                                       United Technologies Building
                                                                                           755 Main Street
                                           Retired Chairman-- United Technologies          One Financial Plaza
                                           Corporation                                     Hartford, CT 06101

Vilma S. Martinez                          Director; Partner-- Munger, Tolles & Olson      355 S. Grand Avenue
                                                                                           35th Floor
                                                                                           Los Angeles, CA 90071-1560

Philip B. Watts               British      Director;                                       2 York Road
                                           Chairman and a Managing Director-- The          Shell Centre
                                           "Shell" Transport and Trading Company p.l.c.    London SE1 7NA
                                                                                           England

Harold A. Poling                           Director;                                       Ford Motor Company
                                                                                           Fairlane Plaza North
                                           Retired Chairman and CEO-- Ford Motor Company   290 Town Center Drive, Ste. 322
                                                                                           Dearborn, MI 48126

Gordon R. Sullivan                         Director;                                       2425 Wilson Blvd.
                                                                                           Arlington, VA 22201
                                           Retired Chief of Staff-- U.S. Army

John F. Woodhouse                          Director;                                       1390 Enclave Parkway
                                                                                           Houston, TX 77077-2099
                                           Senior Chairman -- Sysco Corporation

S. M. Borches                              Vice President                                  One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463

N. J. Caruso                               Vice President-- Finance and Chief Financial    One Shell Plaza
                                           Officer                                         P.O. Box 2463
                                                                                           Houston, TX 77252-2463

                                                             Page 13 of 18 pages

Name                        Citizenship    Present Principal Occupation or Employment      Business Address
----                        -----------    ------------------------------------------      ----------------
C.A. Lamboley                              Vice President, General Counsel and Corporate   One Shell Plaza
                                           Secretary                                       P.O. Box 2463
                                                                                           Houston, TX 77252-2463

P.M. Dreckman                              Vice President and General Tax Counsel          One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463

D.H. Ohle                                  Vice President                                  One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463

S. E. Ward                                 Vice President                                  1401 Eye Street, N.W.
                                                                                           Suite 1030
                                                                                           Washington, D.C. 20005

                                                             Page 14 of 18 pages


                  DIRECTORS AND EXECUTIVE OFFICERS OF SWEPI LP

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SWEPI LP. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                   Citizenship     Present Principal Occupation or Employment      Business Address
----                   -----------     ------------------------------------------      ----------------
R. M. Restucci         British         Director/Chairman, Chief Executive Officer      910 Louisiana
                                       and President;                                  Houston, TX 77002

                                       Chief Executive Officer and President
                                       (Shell Exploration & Production Company)

J. R. Eagan                            Director, Executive Vice President and Chief    910 Louisiana
                                       Financial Officer;                              Houston, TX 77002

                                       Vice President -- Finance and Commercial
                                       Operations (Shell Exploration & Production
                                       Company)

D.T. Lawrence                          Director, Executive Vice President--            910 Louisiana
                                       Exploration and Development;                    Houston, TX 77002

                                       Vice President and General Manager
                                       (Shell Exploration & Production Company)

J. A. Berget           Norwegian       Director, Executive Vice President--            910 Louisiana
                                       Production and Surveillance;                    Houston, TX 77002

                                       Vice President-- Production and Surveillance
                                       (Shell Exploration & Production Company)

G. E. Banister                         Director, Executive Vice President-- Business   910 Louisiana
                                       Development and Technology;                     Houston, TX 77002

                                       Vice President -- Business Development and
                                       Technology (Shell Exploration & Production
                                       Company)

K. T. Jarvi                            Vice President-- Legal;                         910 Louisiana
                                                                                       Houston, TX 77002
                                       Associate General Counsel (Shell Oil Company)

W. Terry Mooney                        Vice President-- Tax;                           910 Louisiana
                                                                                       Houston, TX 77002
                                       Associate General Tax Counsel (Shell Oil
                                       Company)

                                                             Page 15 of 18 pages

         DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS PIPELINE CORP. #2

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Pipeline Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Curtis R. Frasier                          Director and President;                         1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President (Shell US Gas & Power LLC)

Lee B. D. Strebel                          Director, Chief Financial Officer, Vice         1301 McKinney, Suite 700
                                           President and Treasurer                         Houston, TX 77010

                                           Chief Financial Officer (Shell US Gas &
                                           Power LLC)

Colin P. Braithwaite       British         Vice President                                  1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           Vice President-- Shareholder Relations (Shell
                                           US Gas & Power LLC)

W. Terry Mooney                            Vice President - Tax                            910 Louisiana
                                                                                           Houston, TX 77002
                                           Associate General Tax Counsel (Shell Oil
                                           Company)

                                                             Page 16 of 18 pages

        DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS GATHERING CORP. #2

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Gathering Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.


Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Curtis R. Frasier                          Director and President;                         1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President (Shell US Gas & Power LLC)

Lee B. D. Strebel                          Director, Chief Financial Officer, Vice         1301 McKinney, Suite 700
                                           President and Treasurer                         Houston, TX 77010

                                           Chief Financial Officer (Shell US Gas &
                                           Power LLC)

Colin P. Braithwaite       British         Vice President                                  1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           Vice President-- Shareholder Relations (Shell
                                           US Gas & Power LLC)

W. Terry Mooney                            Vice President - Tax                            910 Louisiana
                                                                                           Houston, TX 77002
                                           Associate General Tax Counsel (Shell Oil
                                           Company)

                                                            Page 17 of 18 pages

           DIRECTORS AND EXECUTIVE OFFICERS OF SHELL SEAHORSE COMPANY

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Seahorse Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.


Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Curtis R. Frasier                          Director and President;                         1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President (Shell US Gas & Power LLC)

Lee B. D. Strebel                          Director, Chief Financial Officer, Vice         1301 McKinney, Suite 700
                                           President and Treasurer                         Houston, TX 77010

                                           Chief Financial Officer (Shell US Gas &
                                           Power LLC)

Colin P. Braithwaite       British         Vice President                                  1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           Vice President-- Shareholder Relations (Shell
                                           US Gas & Power LLC)

W. Terry Mooney                            Vice President - Tax                            910 Louisiana
                                                                                           Houston, TX 77002
                                           Associate General Tax Counsel (Shell Oil
                                           Company)

                                                             Page 18 of 18 pages

                                INDEX TO EXHIBITS


                                                                                                    Sequentially
    Item                                           Description                                      Numbered Page
------------     -----------------------------------------------------------------------------      --------------
  *Exhibit A     Agreement of Joint Filing                                                              21
  *Exhibit B     Contribution Agreement                                                                 22
  *Exhibit C     Unitholder Rights Agreement                                                            78
  *Exhibit D     Enterprise Partners Amended Partnership Agreement                                      106
  *Exhibit E     Registration Rights Agreement                                                          184

---------
* previously filed